Exhibit 99.1

NICE Evidencentral to Digitally Transform Evidence Management for
Yolo County District Attorney’s Office for Timelier Justice

NICE Evidencentral’s Justice solution will accelerate case resolutions for victims by helping attorneys access, review and find the truth in digital evidence faster

Hoboken, N.J., September 6, 2022 – NICE (Nasdaq: NICE) today announced that the Yolo County District Attorney’s Office, Yolo County, California, will be deploying NICE Justice, one of the solutions in NICE’s Evidencentral cloud-based platform, to transform how it manages digital evidence. With digital evidence increasing at an astounding rate, and growing pressure to accelerate discovery with law enforcement agencies and disclose digital evidence to defense attorneys faster, Yolo County is turning to NICE Justice to automate processes around intaking, reviewing, and sharing digital evidence.

The Yolo County DA’s Office handles thousands of cases annually and coordinates with over a dozen law enforcement agencies. With NICE Justice, agencies will upload digital evidence through a secure, online portal. NICE Justice also integrates with Yolo County’s case management system. A correlation engine ensures all digital evidence is automatically deposited into the correct digital case folder, and immediately becomes available for viewing. With a high volume of cases and a constant flow of digital evidence arriving on various media, the potential to miss evidence is real. With NICE Justice, all digital evidence is captured, stored, reviewed and shared from one place. Attorneys can easily request supplemental evidence through a fully-audited electronic process.

Yolo County District Attorney (DA) Jeff Reisig said, “The Yolo County District Attorney’s Office has always been quick to embrace innovation in our pursuit of truth and justice for victims. When you’re dealing with issues involving criminal justice, and especially situations where people have been victimized, the ability to rapidly cull through digital evidence is essential for timely justice. NICE Justice is going to enable faster case resolutions for victims and greater transparency for those accused of crimes, by helping our attorneys access, review and find the truth in digital evidence faster. We’re also looking to improve how we collaborate with our law enforcement and justice partners by streamlining and standardizing how digital evidence is received and shared.”

Chris Wooten, Executive Vice President, NICE, said, “The Yolo County District Attorney’s Office is one of a growing number of justice and public safety agencies, both within North America and around the world, that are embracing NICE Justice and other solutions in our Evidencentral digital transformation platform, to uncover the truth with digital evidence, and streamline the justice process from incident to court.”

Under certain cases, suspects in custody must be charged within 48 hours. Video and 911 calls are often crucial to charging decisions, but difficult to access in a timely fashion. NICE Justice makes digital evidence available faster and automatically transcodes videos for immediate viewing. With the addition of built-in state-of-the-art transcription and keyword search tools, attorneys can scan the content of videos in minutes, instead of watching them for hours. In addition, all evidence can be replayed synchronously on a timeline, or viewed on a map. Furthermore, in cases where video or audio evidence presented in court needs to be transcribed for juries for admissibility, with NICE Justice’s built-in transcription tools, attorneys can transcribe audio or video files in minutes.

In addition, trial preparation involves manual time-consuming work. Attorneys need to key in work requests for video and audio clips, transcriptions, redactions and photo enhancements, which can take days or weeks to process. With NICE Justice, attorneys have easy-to-use tools for trial preparation, all in one place, freeing them from clerical work and long wait times so they can focus on building stronger cases.

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the Yolo County District Attorney's Office
Led by District Attorney Jeff Reisig, the Yolo County District Attorney’s Office’s employs over thirty deputy district attorneys within its Criminal Division. Attorneys are responsible for the prosecution of all adult and juvenile felonies and misdemeanors committed in Yolo County, California. Reisig has served as the county’s chief elected law enforcement official since 2007. In addition to overseeing all criminal prosecutions in the county, Reisig embraces innovation in justice. During his tenure he expanded diversion programs and implemented restorative justice-based alternatives to traditional prosecution. Reisig was also the first prosecutor in the nation to launch a third-party hosted data-transparency portal. He currently serves as President of the California District Attorneys Association. https://yoloda.org/

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement, to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.